Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad – 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and joint ventures for the quarter and nine months ended December 31, 2021 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

S. No	Name of the Company Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
5	Dr. Reddy's Laboratories SA
6	Idea2Enterprises (India) Private Limited
7	Imperial Credit Private Limited
8	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
9	Svaas Wellness Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295 Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP Chartered Accountants

S. No	Name of the Company Subsidiaries
10	Aurigene Discovery Technologies (Malaysia) SDN BHD
11	Aurigene Discovery Technologies Inc.
12	Aurigene Pharmaceuticals Services Limited
13	beta Institut gemeinnützige GmbH
14	betapharm Arzneimittel GmbH
15	Chirotech Technology Limited
16	DRL Impex Limited
17	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18	Dr. Reddy’s Laboratories Canada, Inc.
19	Dr. Reddy's Laboratories Chile SPA.
20	Dr. Reddy’s Laboratories (EU) Limited
21	Dr. Reddy’s Laboratories Inc.
22	Dr. Reddy's Laboratories Japan KK
23	Dr. Reddy’s Laboratories Kazakhstan LLP
24	Dr. Reddy’s Laboratories LLC
25	Dr. Reddy's Laboratories Louisiana LLC
26	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
27	Dr. Reddy’s Laboratories New York, LLC
28	Dr. Reddy's Laboratories Philippines Inc.
29	Dr. Reddy’s Laboratories (Proprietary) Limited
30	Dr. Reddy's Laboratories Romania S.R.L.
31	Dr. Reddy's Laboratories SAS
32	Dr. Reddy's Laboratories Taiwan Limited
33	Dr. Reddy's Laboratories (Thailand) Limited
34	Dr. Reddy’s Laboratories (UK) Limited
35	Dr. Reddy's Research and Development B.V.
36	Dr. Reddy’s Srl
37	Dr. Reddy’s New Zealand Limited
38	Dr. Reddy's Venezuela, C.A.
39	Dr. Reddy's Laboratories B.V. (Formerly Eurobridge Consulting B.V.)
40	Lacock Holdings Limited
41	OOO Dr. Reddy’s Laboratories Limited
42	OOO DRS LLC
43	Promius Pharma LLC
44	Reddy Holding GmbH
45	Reddy Netherlands B.V.
46	Reddy Pharma Iberia SAU
47	Reddy Pharma Italia S.R.L.
48	Reddy Pharma SAS
49	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited (from August 19, 2020)
50	Dr. Reddy’s Formulations Limited (from March 11, 2021)
51	Dr. Reddy’s (WUXI) Pharmaceutical Company Limited (liquidated w.e.f. December 13, 2021)
Joint ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Employees ESOS Trust
3	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ Shankar Srinivasan
per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 22213271AAAAAQ3817

Place: Hyderabad Date: January 28, 2022

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2021

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl.		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales/income from operations	51,031	55,167	47,109	154,460	138,119	184,202
	b) License fees and service income	2,166	2,465	2,187	5,563	4,319	5,520
	c) Other operating income	186	237	123	680	355	753

	Total revenue from operations	53,383	57,869	49,419	160,703	142,793	190,475

2	Other income	558	2,055	705	3,692	2,088	2,914

3	Total income (1 + 2)	53,941	59,924	50,124	164,395	144,881	193,389

4	Expenses
	a) Cost of materials consumed	7,605	8,232	11,773	26,976	32,697	42,958
	b) Purchase of stock-in-trade	10,819	10,314	6,803	30,868	18,968	25,736
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(277)	1,730	(2,199)	(2,400)	(6,291)	(7,905)
	d) Employee benefits expense	9,563	10,104	9,157	29,132	27,369	36,299
	e) Depreciation and amortisation expense	2,942	2,941	3,112	8,722	9,200	12,288
	f) Impairment of non-current assets	47	-	5,972	1,885	6,753	6,768
	g) Finance costs	216	234	188	643	673	970
	h) Selling and other expenses	13,469	13,891	12,520	41,142	35,130	47,920

	Total expenses	44,384	47,446	47,326	136,968	124,499	165,034

5	Profit before tax and before share of equity accounted investees(3 - 4)	9,557	12,478	2,798	27,427	20,382	28,355

6	Share of profit of equity accounted investees, net of tax	185	247	151	598	301	480

7	Profit before tax (5+6)	9,742	12,725	2,949	28,025	20,683	28,835

8	Tax expense/(benefit):
	a) Current tax	1,914	1,668	1,902	4,949	6,792	8,172
	b) Deferred tax	735	1,099	768	2,221	(52)	1,147

9	Net profit after taxes and share of profit of associates (7 - 8)	7,093	9,958	279	20,855	13,943	19,516

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(1,243)	(101)	2,803	(2,587)	2,984	4,026
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	293	-	(220)
	b) (i) Items that will be reclassified subsequently to profit or loss	62	(137)	930	(143)	1,919	1,913
	(ii) Income tax relating to items that will be reclassified to profit or loss	(57)	(77)	(1)	39	(295)	(319)
	Total other comprehensive income	(1,238)	(315)	3,732	(2,398)	4,608	5,400

11	Total comprehensive income (9 + 10)	5,855	9,643	4,011	18,457	18,551	24,916

12	Paid-up equity share capital (face value Rs. 5/- each)	832	832	831	832	831	832

13	Other equity						175,585

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	42.75	60.03	1.68	125.74	84.07	117.67
	Diluted	42.65	59.88	1.67	125.43	83.83	117.34
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl.		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	9,016	10,187	8,841	28,183	29,361	39,284
	b) Global Generics	44,565	47,472	40,778	133,288	115,752	154,759
	c) Proprietary Products	129	1,232	124	1,420	280	523
	d) Others	1,289	596	1,412	2,368	2,424	2,814
	Total	54,999	59,487	51,155	165,259	147,817	197,380

	Less: Inter-segment revenue	1,616	1,618	1,736	4,556	5,024	6,905
	Total revenue from operations	53,383	57,869	49,419	160,703	142,793	190,475

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,641	2,169	1,776	5,444	6,927	9,444
	b) Global Generics	25,732	26,990	23,454	76,440	68,665	91,111
	c) Proprietary Products	129	1,232	100	1,406	244	482
	d) Others	1,114	397	1,211	1,817	1,880	2,058
	Total	28,616	30,788	26,541	85,107	77,716	103,095

	Less: Selling and other un-allocable expenditure/(income), net	18,874	18,063	23,592	57,082	57,033	74,260
	Total profit before tax	9,742	12,725	2,949	28,025	20,683	28,835

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head “License fee and service income” and this pertains to the Company’s Proprietary Products segment.

3	Included in "Other income" for the quarter ended 30 September 2021 is Rs. 1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Proprietary Products segment.

4	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. As the Company was carrying only Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as "Impairment of non-current assets" and Rs. 92 million (U.S.$ 1.25 million) as "selling and other expenses"] was recognized during the quarter ended 30 June 2021. The said expense forms part of the Company’s Proprietary Products segment.

5	During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:

- Rs. 3,180 million relating to ethinyl estradiol / ethenogestral vaginal ring (a generic equivalent to NuvaRing®);

- Rs. 1,587 million relating to saxagliptin and metformin (generic version of Kombiglyze-XR) and phentermine and topiramate (generic version of Qsymia®);

- Rs. 1,471 million relating to Xeglyze®;

- Rs. 484 million relating to other intangible assets.

Further, an amount of Rs. 46 million has been recognised as impairment of property, plant and equipment.

6	Tax expense for the year ended 31 March 2021 includes the following:

- Rs. 1,012 million of benefit, in the quarter ended 30 Septmeber 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and

- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of de recognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

7	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles, and pertains to Company's Global Generics segment.

8	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

DR. REDDY'S LABORATORIES LIMITED

9	The Company has commenced a detailed investigation into an anonymous complaint received in September 2020. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The Company has disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. On 6 July 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company has been responding to the same.

During the quarter ended 30 September 2021, the Company shared the report with respect to one jurisdiction with the SEC/DOJ. In the current quarter the Company finalized the reports with respect to certain other countries which will be presented to the SEC/DOJ in due course. The investigation is ongoing, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcome are not reasonably ascertainable at this time. The Company is also in the process of reviewing its Compliance Program including controls in relation to compliance and implement appropriate enhancements, if any.

10	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

11	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

12	The unaudited results were reviewed by the Audit Committee of the Board on 27 January 2022 and approved by the Board of Directors of the Company at their meeting held on 28 January 2022.

13	The results for the quarter and nine months ended 31 December 2021 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 28 January 2022	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director